Mail Stop 0407

      January 19, 2005


Mr. Kurt A. Johnson
President and Chief Executive Officer
Fastclick, Inc.
360 Olive Street
Santa Barbara, CA 93101

	RE:	Fastclick, Inc.
		Registration Statement on Form S-1
		Filed December 22, 2004
		File No. 333-121528

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Please amend your Form S-1 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

1.
2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See
Item VIII of the March 31, 2001 quarterly update to the Division of
Corporation Finance`s "Current Issues and Rulemaking Projects
Outline."

3. We note that you include industry research for growth estimate data and other figures cited throughout the document, such as those provided by the Forrester Research. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Summary

4. Please delete the second and last sentences of the italicized introductory paragraph. In this regard, the second sentence is not necessary because a summary, by its nature, does not contain all the information. In addition, your disclosure explaining what "Fastclick" "we," and "us" mean is unnecessary. If you make your disclosure clear from its context, you do not need to define these terms.

5. Please revise your summary to more clearly explain what services/products you provide. For example, are you an advertising placement service? If so, revise your summary to simply state that this is what you do. Your use of industry jargon including, but not limited to, "website publishers," "managed-market bidding system," and "reporting suite" is too vague and technical to provide meaningful disclosure regarding your business. Revise your entire document, including this section and your Business section, so that ordinary investors have a clear understanding of what you do and the goods and services that you sell. We may have further comments once you have revised the disclosure.

6. In this regard, do not refer to providing "solutions." The term solution is distracting to the reader who may wonder what your solutions are and what they are solving. And, more importantly, this type of vague, industry jargon does not provide investors with any meaningful idea of what your company does.

7. Please revise to decrease the length of your summary. Consider eliminating some of the detail. In order to make it more of a summary, focus only on the most material terms of the offering.
In
this regard, please delete or substantially reduce the information under "The Fastclick Solution," and "Our Strategy." This disclosure is too detailed for the summary and more appropriate for your business section.

8. Further, as part of your revisions, we remind you to ensure your summary disclosure provides a balanced picture of your operations, financial condition, and structure. For example, please disclose that your top ten advertisers accounted for 47.6% of your ad revenue for 2003 and 44.2% for the nine months ended September 30, 2004. As another example, include a statement that you cannot provide any assurance that you will benefit from the projected growth in U.S. Internet advertising discussed under "Industry Background."

9. Eliminate the use of the unnecessary acronym "ROI" from your summary since its meaning is unclear without the benefit of an explanation. See Securities Act Rule 421(b). In addition, please consider deleting "ROI" and other unnecessary acronyms appearing throughout the remainder of the prospectus, such as "CPM," "CPA" or
"CPC."

10. Provide us with objective support for your assertion that you
"have built one of the largest Internet advertising networks."
Upon
what standard or measure are you basing your claim?

Risk Factors, page 7

11. Please delete the last two sentences of the italicized introductory paragraph. Once you describe all material risks, and tailor each one to your specific facts and circumstances, you will not need this generic boilerplate risk disclosure.
12. Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "Capacity constraints could impair our level of service" on page 13, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as "Some of our advertisers may not be able to pay for our services" on page 18, or allude to a future event, such as "We will incur increased costs as a public company" on page 23. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies` documents, they are probably too generic. Please revise accordingly.

13. Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be harmed. This does not represent meaningful disclosure. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

If we offer new solutions that compete with products..., page 11

14. In order for investors to put this risk in context, please discuss how you may compete with your customers and providers in the future.



If we do not adequately protect our intellectual property..., page
13
Third parties may sue us for intellectual property infringement..., page 13
Disputes with advertisers or website publishers..., page 17
We could lose advertisers..., page 18
We may be liable to content displayed on our network..., page 19

15. In order for investors to understand the likelihood of these risks, please discuss the extent to which you have experienced the above risks in providing your services.

The price that some of our advertisers pay for advertising..., page
14

16. Please disclose what you mean by "impression," "action," or "click" with respect to your billing methods.

Changes in government regulation and industry standards..., page
15

17. This risk factor appears to contain multiple risks. Please consider discussing as a separate risk the uncertainty associated with your estimates of income taxes and other tax liabilities.

	New technologies could block our ability to serve advertisements, page 17

18. To provide investors with a meaningful understanding of this risk, revise to quantify the "substantial portion" of your revenues attributable to your deployment of pop-under ads.

We do not intend to pay any cash dividends..., page 23

19. Please revise to clarify the risk to you and your investors resulting from your intention not to pay cash dividends on your common stock.

Use of Proceeds, page 26

20. Currently, your disclosure indicates that you intend to use the proceeds from the offering for "general corporate purposes, including working capital." To the extent possible, please revise to more specifically identify and quantify the amount of proceeds to be used for particular purposes. For example, do you intend to dedicate any portion to the planned increase in your research and development efforts or to the "significant resources" you plan to invest in your sales and marketing organization?

Management`s Discussion and Analysis..., page 31

	Components of our Operating Costs and Other Items, page 33

21. If material, provide quantified discussions of the expected increases in expenses mentioned throughout this section and the section entitled "Trends that Affect our Business," to the extent known. For instance, have you estimated the increase to your general and administrative expenses associated with the costs related to being a public company? Also address how you intend to pay for the anticipated increase in expenses.

	Trends that Affect our Business, page 34

22. We note your disclosure on page 34 regarding the various components affecting your revenue growth. Please discuss how you expect your revenue mix to change as you expand your business and discuss the impact that this change will have on your revenues going forward.

23. Please discuss why you expect your gross margins to increase as it appears that paying for advertising space on a CPM-basis is more costly, particularly when your advertisers appear to be moving toward
CPA and CPC-based pricing models.

	Liquidity and Capital Resources, page 39
24. Please expand your discussion of liquidity and capital resources to provide a clear picture of your company`s ability to generate cash and meet existing and known or reasonably likely short-term and long-term cash requirements. Also provide a more detailed analysis of the factors contributing to the variability and uncertainties of cash flows. For example discuss the impact of deferred revenue, cash receipts from sales and cash payments for expenditures.

25. Describe and quantify the impact of this offering on your liquidity and results of operations.

	Contractual Obligations, page 41

26. We note your table of contractual obligations, including those relating to bandwidth and content delivery. Revise to include provisions that create, increase, or accelerate obligations and the course of action you may propose in response to such action. Also include the nature and business purpose of each contractual obligation and the importance of each arrangement. Refer to Regulation S-X, Item 303 and Release No. 33-8056.

Business, page 45

Industry Background, page 45
The Fastclick Solution, page 47
Our Strategy, page 49

27. Currently, you discuss your industry, competitive strengths, and strategy prior to discussing your actual business operations. To provide readers with the appropriate context and background in assessing your strengths and strategy, move these sections so that they at least follow the discussion of your products.


The Fastclick Solution, page 47

28. Revise the first bullet point to clarify what you mean by ads using "the most effective creative content" and the basis on which you determine the websites that are the "highest performing" ones.

      Our Strategy, page 49
29. Provide specific timeframes for your plans discussed throughout this section, such as enhancing your Optimization Engine and hiring additional personnel. Also disclose the specific aspects of your plans, such as how you intend to improve the functionality of your managed-market bidding system, to the extent practicable.

	Our Advertisers, page 50

30. Disclose the fact that one advertiser accounted for 11.2% of your revenues for the year ended December 31, 2003 and 11.6% of your revenues for the nine months ended September 30, 2003, as indicated on page F-10 of your financial statements. If the loss of such customer would have a material adverse effect on you, then revise to disclose the identity of the advertiser. See Item 101(c)(vii) of Regulation S-K.

      Technology, page 51

31. We note your disclosure on page 15 that you intend to launch an advertising search engine. Please discuss this technology and how it will assist in providing your services. Address how your technology differs from the search engines provided by potential competitors such as Google and Yahoo!, if at all.

Competition, page 52

32. Please revise this section to explain better the various products your competitors offer, and how their products, relationships, and distribution methods compare to yours. Are products in each market relatively interchangeable?

33. To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

      Intellectual Property, page 53

34. Please discuss in further detail the technology and databases that you license from third parties and discuss the extent to which your business is reliant upon these licenses. We remind you to file the license agreements, if material, and any other material contracts as exhibits to the registration statement pursuant to Item 601(b)(10)
of Regulation S-K.


Certain Relationships and Related Transactions, page 69

35. Disclose the amounts paid to each executive officer, director and affiliate in connection with the repurchase of 1,562,944 shares of your common stock in September of 2004.

36. Identify the executive officers and directors that are parties to the Investors` Rights Agreement. In this regard, we note your reference to executive officers and directors here, but the disclosure under "Description of Capital Stock - Registration Rights" does not name them. Also describe the specific nature of the relationships that your directors have with the purchasers of your Series A Preferred Stock.

Principal and Selling Stockholders, page 70

37. Please disclose who has voting and investment control over the shares held by Highland Capital Partners, Oak Investment Partners, and Steamboat Ventures (and their affiliated entities if applicable).
38. Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Underwriting, page 78
39. State that the selling stockholders may be deemed to be underwriters or advise us why you believe such a statement is unnecessary.
40. Disclose how many shares are subject to the lock-up agreement. Indicate any current intention to release the shares subject to the lock-up, and disclose what factors the underwriters will use in any determination to release those shares.
41. When the information is available, describe the factors considered in determining the offer price in accordance with Item 505(a) of Regulation S-K. Address whether one of the factors was the price at which the company sold the Series A Preferred Stock.

42. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

			*	the communications used;
		*	the availability of the preliminary prospectus;
*	the manner of conducting the distribution and sale, such as
the
use of indications of interest or conditional offers; and
		*	the funding of an account and payment of the
purchase
price.

Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

      We may have further comment.

43. We note that you intend to reserve shares for sale to your directors, employees, and others. Supplementally describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. Tell us how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program. Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.





Financial Statements for the Year Ended December 31, 2003

Consolidated Statements of Operations, page F-4

44. Disclose earnings per share data on the face of your income statement pursuant to paragraphs 36 - 38 of SFAS 128. You should also report this information within the Selected Financial Data and the Summary Financial Data.

45. Please present pro forma earnings per share data for the most recent year and subsequent interim period to give effect to the number of common shares that will be issued upon the conversion of the Series A preferred stock. In addition, since your pro forma information will give effect to more than an adjustment for income taxes, you should limit this pro forma information to the most recent year and subsequent interim period. Also, please make similar revisions in your Selected Financial Data and the Summary Financial
Data.

Note 1 - The Company and Summary of Significant Accounting
Policies,
page F-7

46. We note your brief discussion for FASB Standard 123R. Revise your disclosures to address Question 2, SAB Topic 11:M.
Specifically, please include:

* the date that you plan to adopt the standard, if earlier;
* a more detailed discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant; and
* a statement whether it is known or estimable of the impact that adoption of the standard is expected to have on the financial statements.

Note 5 - Allowance for Doubtful Accounts, page F-16

47. We note that your allowance for doubtful accounts has significantly increased. Please disclose your policy for recording an allowance for doubtful accounts and explain, as necessary, your credit risks.

Note 6 - Related Party Transactions, page F-17

48. Clarify how much you paid to Jeff Pryor for previously accrued royalties and how much you paid for the domain name
"Fastclick.com."

Notes 10 and 11 - Stock Options and Compensation, pages F-20 to F-
23

49. In light of the $35.19 valuation established in connection with the company`s repurchase of 1,562,944 shares of common stock, we do not understand the basis for your conclusion that the exercise price per share for the options issued under the 2004 Stock Incentive Plan was the fair value of the company`s common stock at the date of grant. We also note in the second paragraph in footnote 12 that you disclose that the fair market value of the company`s common stock was
$35.19 per share in September 2004. Please revise your accounting and/or advise us in detail. Also, please tell us your anticipated offering price per share.

50. In regard to the above comment, if your common stock valuations are appropriate then this may suggest that there was a significant compensatory element in the repurchase of the shares held by your founders and employees. Refer to paragraph 37 of SFAS 123 and advise us or revise your financial statements, as necessary.

51. Please provide all of the disclosures recommended for IPOs in paragraphs 179 - 182 of the AICPA Practice Aid "Valuation of
Privately-Held-Company Equity Securities Issued as Compensation."

General

52. Please note the age of financial statements requirements in Rule
3-12 of Regulation S-X.

53. An updated auditor`s consent must be included with any amendment to each filing.

Exhibits

54. Please file your exhibits as soon as possible. In particular, provide us with at least draft copies of the legality opinion and underwriting agreement with your next amendment. We will need adequate time to review and comment upon these and other exhibits.

*    *    *    *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Indicate in the cover letter where you have made changes in the amendment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Drew Walker, Staff Accountant, at (202) 942-2893 or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947
if you have questions regarding comments on the financial statements and related matters. Please contact Reginald A. Norris, Staff Attorney, at (202) 942-2875 or me at (202) 942-1990 with any other questions.


							Sincerely,



							Michele M. Anderson
							Legal Branch Chief

cc:	via facsimile (805) 568-1955
      C. Thomas Hopkins, Esq.





??

??

??

??

Mr. Kurt A. Johnson
Fastclick, Inc.
January 19, 2005
Page 11